Exhibit 12

Abbott Laboratories

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions)

	2008	2007	2006	2005	2004
EARNINGS FROM CONTINUING OPERATIONS ADD (DEDUCT)	$4,734	$3,606	$1,717	$3,372	$3,176
Taxes on earnings from continuing operations	1,122	863	559	1,248	950
Amortization of capitalized interest, net of capitalized interest	6	(25)	(28)	(16)	5
Minority interest	7	9	8	9	11
EARNINGS FROM CONTINUING OPERATIONS AS ADJUSTED	$5,869	$4,453	$2,256	$4,613	$4,142
FIXED CHARGES Interest on long-term and short-term debt	528	593	416	241	200
Capitalized interest cost	17	42	43	29	9
Rental expense representative of an interest factor	77	69	66	64	59
TOTAL FIXED CHARGES	622	704	525	334	268
TOTAL ADJUSTED EARNINGS FROM CONTINUING OPERATIONS AVAILABLE FOR PAYMENT OF FIXED CHARGES	$6,491	$5,157	$2,781	$4,947	$4,410
RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES	10.4	7.3	5.3	14.8	16.5

NOTE: For the purpose of calculating this ratio, (i) earnings from continuing operations have been calculated by adjusting earnings from continuing operations for taxes on earnings from continuing operations; interest expense; amortization of capitalized interest, net of capitalized interest; minority interest; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.